AFR INC

FINANCIAL STATEMENTS

(unaudited)

September 30, 2021 and 2021

AFR INC.

Balance Sheets (unaudited)

	September 30, 2021	September 30, 2020

Assets

Current Assets
Cash and Equivalents	$5,051	$86

Total Current Assets	$5,051	86

Total Assets	$5,051	$86

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities
Due to Stockholder	$8030	1,480

Total Current Liabilities	8030	1,480

Stockholders’ Equity (Deficit)
Common stock, $0.000001 par value, 100,000,000 shares authorized; 75,000,000 and 74,000,000 issued and outstanding as of September 30, 2021 and 2020, respectively.	74	74
Additional paid in capital		—
Accumulated deficit	(3,053)	(1,468)

Total Stockholders’ Equity (Deficit)	(2,979)	(1,394)

Total Liabilities and Stockholders’ Equity (Deficit)	$5051	$86

See accompanying notes to financial statements

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AFR INC.

Statements of Operations
(unaudited)

	For the Period Ended September 30, 2021	For the Period Ended September 30, 2020
	2021	2020

Operating expenses:
General and administrative expenses	$1,436	1,192
Total operating expenses	1,436	1,192

Net operating loss	(1,436)	(1,192)

Net loss before provision (benefit) for income taxes	(1,436)	(1,192)
Provision (benefit) for income taxes	—	—
Net loss	$(1,436)	$(1,192)

See accompanying notes to financial statements

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AFR INC.

Statements of Cash Flows
(unaudited)

	For the Period Ended September 30, 2021	For the Period Ended September 30, 2020
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss
Adjustments to reconcile net loss to net cash used in operating activities:	$(1,436)	$(1,192)
Net Cash (used IN) provided by Operating Activities	(1,436)	(1,192)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from due to Stockholder	3160	1,204
Proceeds from sale of common stock		74
Net Cash Provided by Financing Activities	3,160	1,278

Net increase in cash	1,724	12

Cash - beginning of period	3,327	74

Cash - end of period	$5,051	$86

See accompanying notes to financial statements

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AFR INC.

Statements of Cash Flows
(unaudited)

	For the Period Ended September 30, 2021	For the Period Ended September 30, 2020
	2021	2020

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—
Income taxes	$—	$—

See accompanying notes to financial statements

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AFR INC.

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period ending September 30, 2021 and
for the period ending September 30, 2020

	Common Stock, $.000001 Par	Value	Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid in Capital	Deficit	Deficit

Balance – March 4, 2020	—	—	—	—	—
Issuance of common stock	74,000,000	74	—	—	74
Balance – September 30, 2020	74,000,000	74	—	—	—

Issuance of Common Stock	1,000,000	1	99	—	100
Net loss for the year ended September 30, 2021				(4,590)
Balance - Sep 30, 2021	75,000,000	75	99	(4,590)	(4,416)

See accompanying notes to consolidated financial statements

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AFR INC.

Notes to Financial Statements September 30, 2021 and 2020

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

AFR INC. (“the Company”) is a Florida Corporation that was incorporated on March 4, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to raise money through Regulation A.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans use other investment vehicles to reduce any such credit risk exposure and to carefully assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash Equivalents

Cash equivalents consist of investments with original maturities to the Company of three months or less. The Company had no cash equivalents at September 30, 2021 or 2020.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” (“ASU-2014-09”) which supersedes the previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted ASU 2014-09 effective September 1, 2020.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract”, which aligns the requirement for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years beginning after September 15, 2021.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842)” (“ASU 2016- 02”) which supersedes FASB ASC Topic 840, “Leases” and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The standard was effective for the Company beginning January 1, 2021. The Company does not expect the impact of adopting ASU 2016-02 will be material.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to Stockholder

The Company Majority Stockholder advanced the aggregate amount shown in the accompanying September 30, 2021 balance sheet. The amount due does not bear interest and is expected to be repaid to the Stockholder as and when the company cash flow allows.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 5 – STOCKHOLDERS’ EQUITY

The Company has authorized 100,000,000 shares of $0.000001 par value common stock, of which 75,000,000 are issued and 74,000,000 outstanding as of December 30, 2021 and 2020 respectively.

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

NOTE 6 -SUBSEQUENT EVENTS ATTACHTED

*****

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AFR INC.

Notes to Financial Statements
September 30, 2021 and 2020

Note- 6

Beginning in March 2021, the United States economy began suffering adverse effects from the outbreak of coronavirus disease (COVID-19), which the World Health Organization has declared a “Public Health Emergency of International Concern”. The company cannot predict the potential impact of COVID-19 impact on its financial condition or future operations at this time.

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